EXHIBIT 99.1

Golar LNG Partners L.P.: Successful Placement of New Unsecured Bonds

HAMILTON, Bermuda, May 12, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners L.P. ("the Company") has successfully completed the issuance of a USD 150 million bond in the Norwegian bond market. Settlement is anticipated for 22 May 2015 with maturity expected to be around 22 May 2020. The Company has also entered into interest rate swaps to hedge the aggregate principal of the bond such that the all-in interest cost for the USD 150 million will be approximately 6.275%. The bonds will be applied for listing on the Oslo Stock Exchange.

The net proceeds from the bond issue shall be used to repay debt, including shareholder loans, and for general corporate purposes.

Danske Bank Markets, DNB Markets, Nordea Markets and Pareto Securities acted as Joint Bookrunners for the bond issuance. DVB Capital Markets and Fearnley Securities acted as Co-Managers.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the bonds or any other security of Golar LNG Partners LP. The bonds have not been and will not be registered under the Securities Act or any state securities laws. Unless so registered, the bonds may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

Hamilton, Bermuda

May 12, 2015

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.